MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                                                         QUARTER: 3   YEAR: 2003
                                                                  Final Printing
STOCK EXCHANGE CODE: ICA
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                        AT SEPTEMBER 30 OF 2003 AND 2002
                              (Thousands of Pesos)

                                                       QUARTER OF       QUARTER OF
REF                                                      PRESENT          PREVIOUS
S                    CONCEPTS                       Amount       %      Amount      %
--------------------------------------------------------------------------------------

 1   TOTAL ASSETS .............................    13,160,478   100    15,828,564  100
 2   CURRENT ASSETS ...........................     5,890,633    45     7,106,975   45
 3   CASH AND SHORT-TERM INVESTMENTS ..........     1,661,203    13     2,636,429   17
 4   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..     1,880,307    14     2,297,360   15
 5   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE ..       906,262     7       545,175    3
 6   INVENTORIES ..............................     1,280,031    10     1,452,547    9
 7   OTHER CURRENT ASSETS .....................       162,830     1       175,464    1
 8   LONG-TERM ................................     4,596,368    35     5,310,372   34
 9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..       417,046     3       260,188    2
10   INVESTMENT IN SHARES OF SUBSIDIARIES
     AND NON-CONSOL ...........................        851,04     6     1,286,559    8
11   OTHER INVESTMENTS ........................     3,328,277    25     3,763,625   24
12   PROPERTY, PLANT AND EQUIPMENT ............     1,258,233    10     1,498,255    9
13   PROPERTY .................................       876,656     7       946,288    6
14   MACHINERY AND INDUSTRIAL EQUIPMENT (NET) .     2,031,906    15     2,160,806   14
15   OTHER EQUIPMENT ..........................       589,541     4       623,922    4
16   ACCUMULATED DEPRECIATION .................     2,243,649    17     2,250,666   14
17   CONSTRUCTION IN PROGRESS .................         3,779     0        17,905    0
18   DEFERRED ASSETS (NET) ....................     1,415,244    11     1,912,962   12
19   OTHER ASSETS .............................             0     0             0    0

20   TOTAL LIABILITIES ........................    10,031,069   100    11,632,830  100

21   CURRENT LIABILITIES ......................     6,496,800    65     7,390,143   64
22   SUPPLIERS ................................     1,069,005    11     1,088,577    9
23   BANK LOANS ...............................       982,280    10     1,618,084   14
24   STOCK MARKET LOANS .......................     1,071,073    11        12,324    0
25   TAXES TO BE PAID .........................       109,598     1       206,634    2
26   OTHER CURRENT LIABILITIES ................     3,264,844    33     4,464,524   38
27   LONG-TERM LIABILITIES ....................     3,226,933    32     3,912,366   34
28   BANK LOANS ...............................     2,903,880    29     1,918,786   16
29   STOCK MARKET LOANS .......................       175,392     2     1,956,237   17
30   OTHER LOANS ..............................       147,661     1        37,343    0
31   DEFERRED LOANS ...........................        11,638     0        28,949    0
32   OTHER LIABILITIES ........................       295,698     3       301,372    3

33   CONSOLIDATED STOCK HOLDERS' EQUITY .......     3,129,409   100     4,195,734  100


34   MINORITY INTEREST ........................       155,282     5       210,981    5
35   MAJORITY INTEREST ........................     2,974,127    95     3,984,753   95
36   CONTRIBUTED CAPITAL ......................     6,120,960   196     6,121,569  146
37   PAID-IN CAPITAL STOCK (NOMINAL) ..........       686,928    22       686,928   16
38   RESTATEMENT OF PAID-IN CAPITAL STOCK .....       864,575    28       864,730   21
39   PREMIUM ON SALES OF SHARES ...............     4,569,457   146     4,569,911  109
40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES             0     0             0    0
41   CAPITAL INCREASE (DECREASE) ..............    (3,146,833) (101)   (2,136,816) (51)
42   RETAINED EARNINGS AND CAPITAL RESERVE ....    (3,378,568) (108)   (2,024,663) (48)
43   REPURCHASE FUND OF SHARES ................     1,433,229    46     1,433,229   34
44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
      HOLDERS' EQUIT                                 (288,010)   (9)     (495,471) (12)
45   NET INCOME FOR THE YEAR ..................      (913,484)  (29)   (1,049,911) (25)

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                                                           QUARTER: 3 YEAR: 2003
                                                                  Final Printing
STOCK EXCHANGE CODE: ICA
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                               QUARTER OF PRESENT  QUARTER OF PREVIOUS
REF                                               FINANCIAL YEAR      FINANCIAL YEAR
S                             CONCEPTS                 Amount     %        Amount    %
--------------------------------------------------------------------------------------
 3   CASH AND SHORT-TERM INVESTMENTS ...........    1,661,203   100     2,636,429  100
46   CASH ......................................      368,862    22       275,303   10
47   SHORT-TERM INVESTMENTS ....................    1,292,341    78     2,361,126   90

18   DEFERRED ASSETS (NET) .....................    1,415,244   100     1,912,962  100
48   AMORTIZED OR REDEEMED EXPENSES ............      391,358    28        97,317    5
49   GOODWILL ..................................            0     0             0    0
50   DEFERRED TAXES ............................    1,023,886    72       292,090   15
51   OTHERS ....................................            0     0     1,523,555   80

21   CURRENT LIABILITIES .......................    6,496,800   100     7,390,143  100
52   FOREING CURRENCY LIABILITIES ..............    3,651,726    56     3,457,034   47
53   MEXICAN PESOS LIABILITIES .................    2,845,074    44     3,933,109   53

24   STOCK MARKET LOANS ........................    1,071,073   100        12,324  100
54   COMMERCIAL PAPER ..........................        2,208     0        12,324  100
55   CURRENT MATURITIES OF MEDIUM TERM NOTES ...            0     0             0    0
56   CURRENT MATURITIES OF BONDS ...............    1,068,865   100             0    0

26   OTHER CURRENT LIABILITIES .................    3,264,844   100     4,464,524  100
57   OTHER CURRENT LIABILITIES WITH COST .......       74,753     2        22,048    0
58   OTHER CURRENT LIABILITIES WITHOUT COST ....    3,190,091    98     4,442,476  100

27   LONG-TERM LIABILITIES .....................    3,226,933   100     3,912,366  100
59   FOREING CURRENCY LIABILITIES ..............    1,790,262    55     2,718,576   69
60   MEXICAN PESOS LIABILITIES .................    1,436,671    45     1,193,790   31

29   STOCK MARKET LOANS ........................      175,392   100     1,956,237  100
61   BONDS .....................................            0     0     1,772,327   91
62   MEDIUM TERM NOTES .........................      175,392   100       183,910    9

30   OTHER LOANS ...............................      147,661   100        37,343  100
63   OTHER LOANS WITH COST .....................      147,661   100        37,343  100
64   OTHER LOANS WITHOUT COST ..................            0     0             0    0

31   DEFERRED LOANS ............................       11,638   100        28,949  100
65   NEGATIVE GOODWILL .........................            0     0             0    0
66   DEFERRED TAXES ............................            0     0             0    0
67   OTHERS ....................................       11,638   100        28,949  100

32   OTHER LIABILITIES .........................      295,698   100       301,372  100
68   RESERVES ..................................      295,698   100       254,390   84
69   OTHERS LIABILITIES ........................            0     0        46,982   16

44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK      (288,010)  100      (495,471) 100
        HOLDERS EQUITY
70   ACCUMULATED INCOME DUE TO MONETARY POSITION            0     0             0    0
71   INCOME FROM NON-MONETARY POSITION ASSETS ..     (288,010)  100      (495,471) 100

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                                                           QUARTER: 3 YEAR: 2003
                                                                  Final Printing
STOCK EXCHANGE CODE: ICA
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

                                              QUARTER OF PRESENT  QUARTER OF PREVIOUS
REF                                             FINANCIAL YEAR     FINANCIAL YEAR
S             CONCEPTS                               Amount           Amount
-------------------------------------------------------------------------------------
72   WORKING CAPITAL ....................             (606,167)           (283,168)
73   PENSIONS FUND AND SENIORITY PREMIUMS               55,847              11,261
74   EXECUTIVES (*) .....................                   35                  41
75   EMPLOYERS (*) ......................                3,133               3,342
76   WORKERS (*) ........................                6,872               4,673
77   CIRCULATION SHARES (*) .............          621,561,433         621,561,433
78   REPURCHASED SHARES (*) .............                    0                   0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                                                           QUARTER: 3 YEAR: 2003
                                                                  Final Printing
STOCK EXCHANGE CODE: ICA
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
              FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
                              (Thousands of Pesos)

                                                 QUARTER OF PRESENT  QUARTER OF PREVIOUS
REF                                                FINANCIAL YEAR       FINANCIAL YEAR
R                              CONCEPTS              Amount      %        Amount    %
----------------------------------------------------------------------------------------

 1   NET SALES ..................................   6,552,814   100     6,063,815  100
 2   COST OF SALES ..............................   5,959,890    91     5,169,453   85
 3   GROSS INCOME ...............................     592,924     9       894,362   15
 4   OPERATING ..................................     635,431    10       769,174   13
 5   OPERATING INCOME ...........................     (42,507)   (1)      125,188    2
 6   TOTAL FINANCING COST .......................     305,007     5       390,871    6
 7   INCOME AFTER FINANCING COST ................    (347,514)   (5)     (265,683)  (4)
 8   OTHER FINANCIAL OPERATIONS .................     105,064     2       198,578    3
 9   INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING ....................................    (452,578)   (7)     (464,261)  (8)
10   RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING ....................................     320,594     5       317,067    5
11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING ....................................    (773,172)  (12)     (781,328) (13)
12   SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES ................    (157,532)   (2)     (120,478)  (2)
13   CONSOLIDATED NET INCOME OF CONTINUOUS ......    (930,704)  (14)     (901,806) (15)

14   INCOME OF DISCONTINUOUS OPERATIONS .........           0     0        (7,675)  (0)
15   CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS ........................    (930,704)  (14)     (894,131) (15)
16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME) ..           0     0             0    0
17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES ...........           0     0             0    0
18   NET CONSOLIDATED INCOME ....................    (930,704)  (14)     (894,131) (15)
19   NET INCOME OF MINORITY INTEREST ............     (17,220)   (0)      155,780    3
20   NET INCOME OF MAJORITY INTEREST ............    (913,484)  (14)   (1,049,911) (17)

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                                                           QUARTER: 3 YEAR: 2003
                                                                  Final Printing
STOCK EXCHANGE CODE: ICA
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                 QUARTER OF PRESENT  QUARTER OF PREVIOUS
REF                                               FINANCIAL YEAR        FINANCIAL YEAR
R                              CONCEPTS              Amount       %      Amount     %
----------------------------------------------------------------------------------------
 1   NET SALES .................................    6,552,814    100    6,063,815  100
21   DOMESTIC ..................................    4,708,631     72    4,294,075   71
22   FOREIGN ...................................    1,844,183     28    1,769,740   29
23   TRANSLATED INTO DOLLARS (***) .............      167,958      3      173,589    3

 6   TOTAL FINANCING COST ......................      305,007    100      390,871  100
24   INTEREST PAID .............................      367,611    121      365,826   94
25   EXCHANGE LOSSES ...........................      760,226    249      886,726  227
26   INTEREST EARNED ...........................       94,511     31      108,973   28
27   EXCHANGE PROFITS ..........................      700,412    230      721,735  185
28   GAIN DUE TO MONETARY POSITION .............      (45,521)   (15)     (61,414) (16)
42   LOST IN RESTATEMENT OF UDIS ...............       17,947      6       30,441    8
43   GAIN IN RESTATEMENT OF UDIS ...............          333      0            0    0

 8   OTHER FINANCIAL OPERATIONS ................      105,064    100      198,578  100
29   OTHER NET EXPENSES (INCOME) NET ...........      105,064    100      198,578  100
30   (PROFIT) LOSS ON SALE OF OWN SHARES .......            0      0            0    0
31   (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENT         0      0            0    0

10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING    320,594    100      317,067  100
32   INCOME TAX ................................        1,338      0      218,825   69
33   DEFERED INCOME TAX ........................      318,310     99       49,020   15
34   WORKERS' PROFIT SHARING ...................          946      0        8,826    3
35   DEFERED WORKERS PROFIT SHARING ...........             0      0       40,396   13

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 3 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

REF          CONCEPTS                         QUARTER OF PRESENT   QUARTER OF PREVIOUS
R                                               FINANCIAL YEAR       FINANCIAL YEAR
                                                    Amount               Amount

36   TOTAL SALES ...............................    6,553,821           6,070,845
37   NET INCOME OF THE YEAR ....................     (272,474)           (212,152)
38   NET SALES (**) ............................    8,663,465           8,710,927
39   OPERATION INCOME (**) .....................      (14,758)           (805,817)
40   NET INCOME OF MAYORITY INTEREST(**) .......   (1,218,065)         (5,332,549)
41   NET CONSOLIDATED INCOME (**) ..............   (1,258,007)         (5,154,285)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                                                           QUARTER: 3 YEAR: 2003
                                                                  Final Printing
STOCK EXCHANGE CODE: ICA
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
               FROM JULY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
                              (Thousands of Pesos)

                    CONCEPTS                   QUARTER OF PRESENT   QUARTER OF PREVIOUS
REF                                              FINANCIAL YEAR        FINANCIAL YEAR
RT                                                   Amount     %         Amount   %
----------------------------------------------------------------------------------------
 1   NET SALES .................................   2,474,196   100      2,219,394   100
 2   COST OF SALES .............................   2,344,009    95      1,872,214   84
 3   GROSS INCOME ..............................     130,187     5        347,180   16
 4   OPERATING .................................     243,700    10        300,056   14
 5   OPERATING INCOME ..........................    (113,513)   (5)        47,124    2
 6   TOTAL FINANCING COST ......................     145,276     6        117,490    5
 7   INCOME AFTER FINANCING COST ...............    (258,789)  (10)       (70,366)  (3)
 8   OTHER FINANCIAL OPERATIONS ................      98,581     4        139,143    6
 9   INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING ...................................    (357,370)  (14)      (209,509)  (9)
10   RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING ...................................     116,271     5        178,269    8
11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING ...................................    (473,641)  (19)      (387,778)  (17)
12   SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES ...............    (114,135)   (5)       (46,216)  (2)
13   CONSOLIDATED NET INCOME OF CONTINUOUS .....    (587,776)  (24)      (433,994)  (20)

14   INCOME OF DISCONTINUOUS OPERATIONS ........           0     0         (7,675)  (0)
15   CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS .......................    (587,776)  (24)      (426,319)  (19)
16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME) .           0     0              0    0
17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES ..........           0     0              0    0
18   NET CONSOLIDATED INCOME ...................    (587,776)  (24)      (426,319)  (19)
19   NET INCOME OF MINORITY INTEREST ...........     (24,534)   (1)       114,436    5
20   NET INCOME OF MAJORITY INTEREST ...........    (563,242)  (23)      (540,755)  (24)

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                                                           QUARTER: 3 YEAR: 2003
                                                                  Final Printing
STOCK EXCHANGE CODE: ICA
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                QUARTER OF PRESENT  QUARTER OF PREVIOUS
REF                                               FINANCIAL YEAR       FINANCIAL YEAR
RT                             CONCEPTS            Amount       %        Amount    %
---------------------------------------------------------------------------------------

 1   NET SALES .................................   2,474,196   100     2,219,394  100
21   DOMESTIC ..................................   1,948,692    79     1,743,568  79
22   FOREIGN ...................................     525,504    21       475,826  21
23   TRANSLATED INTO DOLLARS (***) .............      41,708     2        43,351   2

 6   TOTAL FINANCING COST ......................     145,276   100       117,490  100
24   INTEREST PAID .............................     115,996    80       116,743  99
25   EXCHANGE LOSSES ...........................     291,149   200       227,191  193
26   INTEREST EARNED ...........................      21,578    15        23,662  20
27   EXCHANGE PROFITS ..........................     228,951   158       199,202  170
28   GAIN DUE TO MONETARY POSITION .............     (17,013)  (12)      (13,003) (11)
42   LOST IN RESTATEMENT OF UDIS ...............       6,006     4         9,423   8
43   GAIN IN RESTATEMENT OF UDIS ...............         333     0             0   0

 8   OTHER FINANCIAL OPERATIONS ................      98,581   100       139,143  100
29   OTHER NET EXPENSES (INCOME) NET ...........      98,581   100       139,143  100
30   (PROFIT) LOSS ON SALE OF OWN SHARES .......           0     0             0   0
31   (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENT        0     0             0   0

10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING   116,271   100       178,269  100
32   INCOME TAX ................................       3,901     3        87,784  49
33   DEFERED INCOME TAX ........................     112,355    97        49,020  27
34   WORKERS' PROFIT SHARING ...................          15     0         1,069   1
35   DEFERED WORKERS' PROFIT SHARING ...........           0     0        40,396  23

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                                                           QUARTER: 3 YEAR: 2003
                                                                  Final Printing
STOCK EXCHANGE CODE: ICA
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
              FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
                              (Thousands of Pesos)

                                               QUARTER OF PRESENT  QUARTER OF PREVIOUS
REF                                              FINANCIAL YEAR       FINANCIAL YEAR
C                CONCEPTS                             Amount               Amount
--------------------------------------------------------------------------------------

 1   CONSOLIDATED NET INCOME ...................     (930,704)           (894,131)
 2   +(-) ITEMS ADDED TO INCOME WHICH DO NOT
     REQUIRE USING CASH ........................      565,365             666,860
 3   CASH FLOW FROM NET INCOME OF THE YEAR .....     (365,339)           (227,271)
 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL ..     (850,340)           (728,895)
 5   CASH GENERATED (USED) IN OPERATING ACTIVITIES (1,215,679)          (956,166)
 6   CASH FLOW FROM EXTERNAL FINANCING .........      152,399            (741,401)
 7   CASH FLOW FROM INTERNAL FINANCING .........            0                   0
 8   CASH FLOW GENERATED (USED) BY FINANCING ...      152,399            (741,401)
 9   CASH FLOW GENERATED (USED) IN INVESTMENT
     ACTIVITIES ................................     (232,526)            653,808
10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
     INVESTMENTS ...............................   (1,295,806)        (1,043,759)
11   CASH AND SHORT-TERM INVESTMENTS AT THE
     BEGINNING OF PERIOD .......................    2,957,009           3,680,188
12   CASH AND SHORT-TERM INVESTMENTS AT THE END
     OF PERIOD .................................    1,661,203           2,636,429

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                                                           QUARTER: 3 YEAR: 2003
                                                                  Final Printing
STOCK EXCHANGE CODE: ICA
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                           QUARTER OF PRESENT QUARTER OF PREVIOUS
REF                                                          FINANCIAL YEAR      FINANCIAL YEAR
C                               CONCEPTS                          Amount             Amount
-------------------------------------------------------------------------------------------------

 2   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
           USING CASH ................................           565,365       666,860
13   DEPRECIATION AND AMORTIZATION FOR THE YEAR                  258,612       289,643
14   + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
     AND SENIORITY PREMIUMS ....................                 (17,372)       54,583
15   + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE .                  (8,733)      220,513
16   + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
     ACTUALIZATION .............................                       0             0
17   + (-) OTHER ITEMS .........................                       0             0
40   + (-) OTHER ITEMS THAT THEY DO NOT HAVE TO DO               332,858       102,121
           NOT REQUIRE USING CASH.....................
 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL ..                (850,340)     (728,895)
18   + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABL             (122,896)       (1,329)
19   + (-) DECREASE (INCREASE) IN INVENTORIES ..                 110,502         8,962
20   + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
           RECEIVABLE ................................          (240,224)      205,958
21   + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT                 5,723      (156,499)
22   + (-) INCREASE (DECREASE) IN OTHER LIABILITIES             (603,445)     (785,987)

 6   CASH FLOW FROM EXTERNAL FINANCING .........                 152,399      (741,401)
23   + SHORT-TERM BANK AND STOCK MARKET FINANCING                122,506       165,789
24   + LONG-TERM BANK AND STOCK MARKET FINANCING                 572,439       101,470
25   + DIVIDEND RECEIVED .......................                       0             0
26   + OTHER FINANCING .........................                 128,539      (293,063)
27   (-) BANK FINANCING AMORTIZATION ...........                (644,118)     (673,306)
28   (-) STOCK MARKET AMORTIZATION .............                 (26,967)      (42,291)
29   (-) OTHER FINANCING AMORTIZATION ..........                       0             0

 7   CASH FLOW FROM INTERNAL FINANCING .........                       0             0
30   + (-) INCREASE (DECREASE) IN CAPITAL STOCKS                       0             0
31   (-) DIVIDENS PAID .........................                       0             0
32   + PREMIUM ON SALE OF SHARES ...............                       0             0
33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                       0             0

 9   CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
     ACTIVITIES ................................                (232,526)      653,808
34   + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
     OF A PERMANENT NATURE .....................                 (71,636)       (9,882)
35   (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPME              (58,383)     (121,828)
36   (-) INCREASE IN CONSTRUCTIONS IN PROGRESS .                       0             0
37   + SALE OF OTHER PERMANENT INVESTMENTS .....                 144,609       373,906
38   + SALE OF TANGIBLE FIXED ASSETS ...........                 104,138    436,504
39   + (-) OTHER ITEMS .........................                (351,254)   (24,892)

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                                                           QUARTER: 3 YEAR: 2003
                                                                  Final Printing
STOCK EXCHANGE CODE: ICA
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

REF                                                 QUARTER OF PRESENT  QUARTER OF PREVIOUS
P                   CONCEPTS                           FINANCIAL YEAR      FINANCIAL YEAR
----------------------------------------------------------------------------------------
     YIELD
 1   NET INCOME TO NET SALES .........................      (14.20)%          (14.75)%
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........      (40.96)%         (133.82)%
 3   NET INCOME TO TOTAL ASSETS (**) .................       (9.56)%          (32.56)%
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......        0.00 %            0.00 %
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...       (4.89)%           (6.87)%

     ACTIVITY
 6   NET SALES TO NET ASSETS (**) ....................        0.66 times        0.55 times
 7   NET SALES TO FIXED ASSETS (**) ..................        6.89 times        5.81 times
 8   INVENTORIES ROTATION (**) .......................        6.11 times        5.72 times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............       67.37 days        88.95 days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)       10.40 %           11.04 %

     LEVERAGE
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............       76.22 %           73.49 %
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......        3.21 times        2.77 times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES       54.25 %           53.09 %
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........      256.47 %          261.13 %
15   OPERATING INCOME TO INTEREST PAID ...............       (0.12)times        0.34 times
16   NET SALES TO TOTAL LIABILITIES (**) .............        0.86 times        0.75 times

     LIQUIDITY
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........        0.91 times        0.96 times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES .....................................        0.71 times        0.77 times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ............        0.59 times        0.61 times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........       25.57 %           35.67 %

     CASH FLOW
21   CASH FLOW FROM NET INCOME TO NET SALES ..........       (5.58)%           (3.75)%
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ....................................      (12.98)%          (12.02)%
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID ...................................       (3.31)times       (2.61)times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING .............................      100.00 %          100.00 %
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ....................................        0.00 %            0.00 %
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
     TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ......................................       25.11 %          (18.63)%

(**)    IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                                                           QUARTER: 3 YEAR: 2003
                                                                  Final Printing
STOCK EXCHANGE CODE: ICA
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT



                                               QUARTER OF PRESENT  QUARTER OF PREVIOUS
REF                                               FINANCIAL YEAR      FINANCIAL YEAR
D                   CONCEPTS                         Amount              Amount
-------------------------------------------------------------------------------------
1    BASIC PROFIT PER ORDINARY SHARE (**)           Ps. (1.96)         Ps. (8.58)
2    BASIC PROFIT PER PREFERENT SHARE (**)          Ps.  0.00          Ps.  0.00
3    DILUTED PROFIT PER ORDINARY SHARE (**)         Ps.  0.00          Ps.  0.00
4    CONTINUOUS OPERATING PROFIT PER COMUN
     SHARE(**)                                      Ps. (2.01)         Ps. (8.19)
5    EFFECT OF DISCONTINUOUS OPERATING ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)     Ps.  0.01          Ps.  0.10
6    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)     Ps.  0.00          Ps.  0.00
7    EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)     Ps.  0.00          Ps.  0.00
8    CARRYING VALUE PER SHARE                       Ps.  4.78          Ps.  6.41
9    CASH DIVIDEND ACUMULATED PER SHARE             Ps.  0.00          Ps.  0.00
10   DIVIDEND IN SHARES PER SHARE                        0.00  shares       0.00 shares
11   MARKET PRICE TO CARRYING VALUE                      0.41  times        0.22 times
12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
     SHARE (**)                                         (0.99) times       (0.17) times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
     SHARE (**) 0.00 times 0.00 times

(**) TO CALCULATE THE DATA PER SHARE
USE THE NET INCOME FOR THE LAST TWELVE MONTHS.